DIGITAL VALLEYS CORP.
Suite 100, 1100 Dexter Ave. North
Seattle, Washington  98109

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC
20549
Telecopier Number: (703) 813-6981

Attention:	Michael F. Johnson, Staff Attorney Maryse Mills-Apenteng, Special Counsel

Re:	Digital Valleys Corp. Preliminary Proxy Statement on Schedule 14A Filed April 11, 2011 File No. 000-53868

VIA EDGAR and Facsimile

May 2, 2011

Dear Mr. Johnson:

Digital Valleys Corp. (the “Corporation”) hereby submits this letter is response to the staff’s comments set forth in the April 20, 2011, letter regarding the above referenced Preliminary Proxy Statement on Schedule 14A, as filed with the United States Securities and Exchange Commission (“SEC”) on April 11, 2011. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Proposed Action No. 1: Approval of an Amendment to Our Articles of Incorporation to Change Our Name to “American Bakken Energy Corp.”

General

Staff Comment No. 1

Please revise your filing to disclose the reasons for your name change. While we note your statement that your existing name does not appropriately reflect your current or proposed business, you should detail why this is the case, and to the extent necessary, why your new name is appropriate.

Company Response

We have revised the preliminary proxy statement to disclose the specific reasons why the current name of the Corporation, Digital Valleys Corp., is no longer appropriate and why the proposed name, American Bakken Energy Corp., is more suitable. In the revised preliminary proxy statement we state that the Corporation had previously been involved in technology ventures but the Corporation’s management has determined that it is in the best interest of the Corporation and its shareholders to pursue new business opportunities in oil and gas exploration and development. The proposed name will better suit the intent of the Corporation’s management to pursue oil and gas properties or interests in the Bakken area.

Proposed Action No. 4: Resolution to Amend and Restate the Bylaws

Staff Comment No. 2

Your filing states that the “Amended and Restates Bylaws, amend among others provisions, the following ….” However, your filing must accurately disclose all material changes in your amended and restated bylaws. Please revise accordingly. Further, consider providing as an annex to the proxy statement a marked version comparing your existing bylaws with your proposed amended and restated bylaws.

Company Response

We have modified the preliminary proxy statement to eliminate the use of the terms “among other provisions” and have included a marked version of the bylaws which compares the current version of the bylaws with the proposed version, so that the shareholders may see all of the changes that are being proposed.

Staff Comment No. 3

We note that in seeking to amend and restate your bylaws you seek approval to, for example, permit the board of directors to unilaterally fill board vacancies and amend the bylaws. It appears that you should present material charter document changes as separated items to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please note that the examples provided are examples only and are not meant to be exhaustive of the changes that may be more appropriately presented as separate proposals. Please advise or revise your filing accordingly. See Rule 14a-4(a).

Company Response

We have revised the preliminary proxy statement to split up the material amendments to the bylaws of the Corporation (the “Bylaws”), so that each material amendment is voted separately. As such, there are now seven separate proposals that shareholders will vote on. The proposals are the following:

●
A resolution to amend the Bylaws to permit the president, chief executive officer (“CEO”), a majority of the members of the board of directors of the Corporation (the “Board”), or a majority of the stockholders of the Corporation to request a special meeting of the stockholders;

●	A resolution to amend the Bylaws to reduce quorum for a meeting of the shareholders to shareholders holding 1/3 of the outstanding shares of the Corporation;

●	A resolution to amend the Bylaws to reduce the number of stockholders required for a vote by written consent to a majority of stockholders;

●	A resolution to amend the Bylaws to permit the president, CEO, or a majority of the Board to call a special meeting of the Board;

●	A resolution to amend the Bylaws to permit the Board to fill vacancies of the Board;

●	A resolution to amend the Bylaws to permit the appointment of a CEO and CFO and to provide the CEO and CFO with authority; and

●	A resolution to amend the Bylaws to permit the Board to amend the Bylaws.

The Corporation acknowledges that:

●	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Corporation may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the revised preliminary proxy statement or our response letter, please do not hesitate to contact Kenneth Sam of Dorsey & Whitney LLP at (416) 367-7373.

Sincerely,

/s/Felipe Pati President